UMB FINANCIAL CORPORATION

July 2, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Madeleine Mateo

Re:	UMB
Registration Statement on Form S-4 File No. 333-280190
Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UMB Financial Corporation, a Missouri corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-280190), as amended, to 4:00 p.m. Eastern Time on July 5, 2024, or as soon as practicable thereafter.

The Registrant hereby authorizes Lee Hochbaum of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Lee Hochbaum of Davis Polk & Wardwell LLP at (212) 450-4736 or lee.hochbaum@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ John Pauls
General Counsel UMB